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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2004

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F X Form 40-F__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________


         This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972 and 333-14140.


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


                                  ATTUNITY LTD



6-K Items

1. Attunity Ltd Press Release re Attunity Provides EII for Microsoft SQL Server 2000 Reporting Services dated August 31, 2004.

                                                                          Item 1

Press Release                                             Source: Attunity, Ltd.

Attunity Provides EII for Microsoft SQL Server 2000 Reporting Services

Tuesday August 31, 9:01 am ET

Relationship Extends Business Intelligence Reach Through Enterprise Information Integration

WAKEFIELD, Mass.--(BUSINESS WIRE)--Aug. 31, 2004--Attunity, Ltd. (NASDAQ:ATTU -
News), a leading provider of enterprise data integration software, today announced that it has collaborated with Microsoft Corp. to extend the reach of Microsoft SQL Server 2000 Reporting Services across all sources of enterprise data.

Attunity is the leader in Enterprise Information Integration (EII), a solution that dramatically simplifies the access and integration of heterogeneous information for business intelligence. By creating single views of information, regardless of the underlying data format or location, business users have improved visibility and real-time information across the enterprise.

"The combination of SQL Server Reporting Services with Attunity's data integration software provides customers with a simplified, comprehensive reporting solution," said Tom Rizzo, director of product management for SQL Server at Microsoft Corp. "The integration enables companies to share information in real time for better decision-making capabilities."

Reporting Services allow organizations to transform valuable enterprise data into shared information for insightful, timely decisions at a lower total cost of ownership. By enabling the creation, management and delivery of both traditional, paper-oriented reports and interactive, Web-based reports, Reporting Services allows organizations to extend information beyond the walls of their organization and seamlessly interact with customers, partners and suppliers in real-time.

"Our expanded relationship with Microsoft enables Attunity to broaden its market reach by addressing the massive installed base of SQL Server users," said Dan Potter, vice president of marketing at Attunity. "We offer a compelling value proposition as these users are actively looking for real-time business intelligence solutions that span the entire enterprise. "

About Attunity Ltd.

Attunity is a leading provider of enterprise data integration software. Using Attunity's products, companies can seamlessly connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Employing a unique distributed architecture, Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The result is significantly enhanced performance and reduced cost of ownership.

More than 1,000 customers are using Attunity software worldwide for data integration initiatives such as service-oriented integration to the mainframe as part of EAI projects, legacy data access for business intelligence and reporting, real-time and efficient ETL based on change data capture, and single customer views from disparate information sources. Also, Attunity is a trusted partner for industry leaders like Oracle and HP who embed Attunity software into their products and solution offerings.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

--------------------
Contact:
     Attunity
     Stefan Wennik, 781-213-5218
     stefan.wennik@attunity.com
     or
     fama PR
     Kate Aldinger, 617-758-4147
     attunity@famapr.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ATTUNITY LTD
                                            ------------
                                             (Registrant)



                                            By: /s/Ofer Segev
                                                -------------
                                                   Ofer Segev
                                                   Chief Financial Officer


Date: August 31, 2004